07025196

RECEIVED JUL 1 1 2007 SEC MAIL PROCESSING SECTION WASH, D.C. 200

Gateway Gold Corp.

July 4, 2007

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Filing Desk

Re: File No. 82-35017

SUPPL

Please find enclosed copies of the following documents:

News Releases Dated:

- May 8, 2007
- May 30, 2007
- June 4, 2007
- June 5, 2007

- Interim Consolidated Financial Statement for the Period Ending March 31, 2007 (posted May 15, 2007)
- Interim MD&A for the Period Ending March 31, 2007
- Form 52-109F2 CEO Certification of Interim Filings for the Period Ending March 31, 2007
- Form 52-109F2 CFO Certification of Interim Filings for the Period Ending March 31, 2007

- Form 51-102F3 Material Change Report dated June 1, 2007

Sincerely,

per/ L. Stefan
James Robertson
Director

PROCESSED
JUL 17 2007
THOMSON
FINANCIAL

Suite 906 - 595 Howe Street Vancouver BC Canada V6C 2T5 • Tel: 604 801 6040 • Fax: 604 801 6075 • www.gatewaygold.com

82-35017

Gateway Gold Corp.
Suite 906 - 595 Howe Street Vancouver BC Canada V6C 2T5
Tel: 604 801 6040 • Fax: 604 801 6075 • www.gatewaygold.com

NEWS RELEASE

GATEWAY ENHANCES POTENTIAL AT CARLIN EAST PROPERTY

May 8, 2007 **Symbol: GTQ –TSX**

Gateway Gold Corp. (the "Company") (GTQ-TSX) is pleased to announce that the interpretation of the data collected from the first phase of a detailed gravity survey on the Carlin East property in north-central Nevada, suggests that Lower Plate rocks may underlie the property. Gravity surveys are used extensively in Nevada to help delineate the location of favorable Lower Plate rocks under cover. The presence of a gravity high suggests that the prospective Lower Place rocks may lie close to the surface relative to the surrounding area. The Lower Plate rocks are host to most of the major gold deposits in Nevada.

The Carlin East property lies within the prolific Carlin Trend, about 5 kilometres east of the Betze-Post deposit, a 40 million ounce gold deposit (see attached map). Regional airborne gravity data was one of the key technical elements that led Gateway to acquire the Carlin East property in late 2006. The airborne data shows a gravity high underlying the property, which was thought to reflect Lower Plate rocks at prospective depths. After the property acquisition, Gateway commissioned a ground-based gravity survey over the property to confirm and better define the anomaly. The data collected was sent to Dr. William Petrick of Industrial Imaging, a company specializing in 3D geophysical modeling, for interpretation. Dr. Petrick confirmed the presence of a well defined gravity high and went on to state, "From the gravity data, we can also infer that strong northeasterly trending structures bound the claim block, much as Gateway's original interpretations indicated." Gateway's geological interpretation had indicated that northeasterly structures that control the West Leeville deposit, and several others, project onto the Carlin East property where they intersect the gravity anomaly. As a result of these favorable developments, the Company has staked an additional 80 claims (1,600 acres) around the Carlin East property.

"We are excited about the initial gravity results and plan to expand the gravity survey to cover the remainder of the claim block as soon as weather permits," commented M.D. McInnis, President & CEO of Gateway. "It is rare to have this kind of opportunity this close to the largest gold deposit in Nevada and we plan to aggressively explore our land position in the coming field season."

Gateway is a gold exploration company with property interests in north-east Nevada, including the Big Springs property where work has identified a NI 43-101 compliant inferred resource of 15,415,000 tons at an average grade of 0.078 ounces of gold per ton (or 2.67 grams per ton) containing an estimated 1,195,000 ounces of gold (see News Release dated January 20, 2006). The 2007 work programs are anticipated to commence in late May. Drilling is scheduled to start in June on the Golden Dome property, to be followed in late July or early August with drilling on the Lower Mac Ridge and the Carlin East prospects.

ON BEHALF OF THE BOARD

"Michael D. McInnis"

Michael D. McInnis, P.Eng.,
President and CEO

.../2

For further information contact:

Michael D. McInnis, President
Phone: 604.801.6040
Website: www.gatewaygold.com

Raju Wani, Investor Relations
Phone: 403.240.0555

The TSX does not accept responsibility for the adequacy or the accuracy of this release.
Dr. Giles Peatfield, P.Eng. is an Independent Qualified Person for GTQ and has reviewed and approved the contents of this release.

Certain of the statements made and information contained herein is "forward- looking information" within the meaning of the Ontario Securities Act. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources, the geology, grade and continuity of mineral deposits, the possibility that future exploration results will not be consistent with the Company's expectations, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration activities and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Nevada will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.


550000E
555000E
560000E
N
W
E
S
4540000N
4535000N
4530000N
MEIKLE
POST - BETZE
COMPLEX
CARLIN EAST
PROPERTY
GENESIS
ANTIMONY HILL
TURF
WEST LEEVILLE
FOUR CORNERS
BIG SIX
BULLION
MONARCH
CARLIN
1 0 1 2
MILES

Gold Deposit

Interpreted Structure

GATEWAY GOLD CORP.

CARLIN EAST PROPERTY

82-35017

Gateway Gold Corp.

Suite 906 - 595 Howe Street Vancouver BC Canada V6C 2T5
Tel: 604 801 6040 • Fax: 604 801 6075 • www.gatewaygold.com

NEWS RELEASE

GATEWAY APPOINTS VP OF EXPLORATION

May 30, 2007 **Symbol: GTQ –TSX**

Gateway Gold Corp. (the "Company") (GTQ-TSX) is pleased to announce the appointment of Don Merrick as Vice-President, Exploration. The appointment of Mr. Merrick is a significant step in the development of Gateway as an expanding exploration and development company in Nevada. Mr. Merrick has a successful career in mineral exploration that spans over 25 years, most of which was spent in Nevada.

Michael D. McInnis, President of Gateway stated, "We are extremely pleased to have attracted an individual with Mr. Merrick's experience and qualifications. Mr. Merrick's expertise and advice will certainly benefit Gateway as it rapidly advances its current gold projects and expands its activities in Nevada."

After graduating from Idaho State University with a BS in Geology in 1977, Mr. Merrick began his career in uranium exploration then moved on to gold exploration with St. Joe American in 1978. He gained much of his experience in Nevada working with BHP Minerals/Utah International where he was the primary project generator and evaluator for 12 years.

Mr. Merrick has been involved with several successful exploration programs. He worked with Santa Fe Pacific on the Twin Creeks gold discovery and was part of the team with J.L. Carroll and Associates on the discovery and delineation of the Black Pine mine and Goldstrike mine.

In early 1998, he co-founded Genesis Gold Corp, and, despite a weak metals market, generated and placed mineral properties with several companies, including Gold Fields, Placer Dome, MK Gold, Kennecott, Western Mining and Anaconda Gold. For the past four years, Mr. Merrick has managed Gateway's Nevada projects on a contract basis. Mr. Merrick is excited about having the opportunity to help Gateway grow stating that "We plan to continue focusing the bulk of our budget on high percentage ounce building opportunities, but will reallocate a smaller but significant part of the budget towards developing grass roots exploration targets like our Carlin East target."

Gateway Gold Corp is a mineral exploration company with an experienced management team and a solid track record of exploration success. The Company is focused on the discovery and development of gold deposits in Nevada, currently with six active exploration projects.

ON BEHALF OF THE BOARD

"Michael D. McInnis"

Michael D. McInnis, P.Eng., President and CEO

For further information contact:

Michael D. McInnis, President
Tel: 604.801.6040
Website: www.gatewaygold.com

Raju Wani, Investor Relations – Tel: 403.240.0555
Ron Cooper, Investor Relations – Tel: 604.986.0112

82-35017

Gateway Gold Corp.

Suite 906 - 595 Howe Street Vancouver BC Canada V6C 2T5
Tel: 604 801 6040 • Fax: 604 801 6075 • www.gatewaygold.com

NEWS RELEASE

GATEWAY TO COMMENCE
7,000 METRE DRILL PROGRAM IN NEVADA

June 4, 2007 **Symbol: GTQ -TSX**

Gateway Gold Corp. (the "Company") (GTQ-TSX) is pleased to report that its geological staff has mobilized to the field office in northeastern Nevada to commence the 2007 drilling campaign. The Company is planning a minimum of 7,000 metres of drilling on three of its gold properties. The program is budgeted at CDN $2,785,000 with the first drill scheduled to commence June 15.

BIG SPRINGS

The cumulative effect of prior season's drill programs continues to confirm management's expectation for the economic success of the property. Detailed deposit modeling and an initial resource calculation has been completed by Gustavson Associates LLC, who prepared a NI 43-101 compliant resource report. At a 0.025 opt cut-off, the resource is estimated to be 1.2 million ounces gold with an average grade of 0.078 opt gold.

Gustavson Associates have been retained to update the geologic model, review and revise the resource estimate and examine various mining methodologies. The study is anticipated to take approximately two months to complete.

MAC RIDGE PROJECT

The Mac Ridge property lies immediately east of the larger Big Springs claim block. This was the location of the first mining at Big Springs from a small open pit near the top of the ridge.

One of the most exciting developments of the Company has been the discovery of gold at surface in Lower Plate rocks at the Lower Mac Ridge prospect, approximately 1,300 metres east of the historic open pit mine. Rock chip samples collected from altered Lower Plate outcrops returned significant gold values ranging from 1.17 g/t (0.034 opt) to 5.70 g/t (0.166 opt). The samples were collected within a gold soil anomaly measuring approximately 150 metres by 250 metres. Subsequent trenching and additional rock sampling have discovered gold-bearing outcrops over a minimum distance of 650 metres. These discoveries confirmed the outline of a large area that is prospective for Lower Plate mineralization. The Lower Plate of the Roberts Mountain thrust hosts the majority of the large gold deposits found in Nevada.

The Company is planning a drill program comprising about 2,000 metres of drilling in 20 holes. The program will commence in late July after receipt of the necessary permits.

GOLDEN DOME PROJECT

The Golden Dome project lies approximately halfway between the Big Springs project and the Jerritt Canyon mines to the south. In 2005, three widely spaced holes were drilled to test a geological interpretation that postulated that Lower Plate rocks could exist at moderate depths beneath a 6 square kilometre gravel covered area in the middle of the property. Lower Plate rocks are considered very important as they host the mineralization at Jerritt Canyon and other major Carlin-style deposits.

All three reconnaissance holes encountered Lower Plate rocks and all of the holes returned significant gold values. These favorable results were followed up in 2006 with an 11 hole drill program. The most significant outcome of the 2006 drill program was that all of the drill holes intersected Lower Plate rocks and all of the holes carried anomalous gold or associated trace elements suggesting the presence of a large gold-bearing system.

In 2007, the Company is planning an initial shallow angle drill program designed to define the orientation of the gold-bearing structures followed by a deeper drill program designed to test the structures where they intersect Lower Plate at depth.

CARLIN EAST

The Carlin East property lies within the prolific Carlin Trend, about 5 kilometres east of the Betze-Post deposit, a 40 million ounce gold deposit. Regional airborne gravity data was one of the key technical elements that led Gateway to acquire the Carlin East property in late 2006. The airborne data show a gravity high anomaly underlying the property, which was believed to reflect Lower Plate rocks at prospective depths. After the property acquisition, Gateway commissioned a ground-based gravity survey over the property to confirm and better define the anomaly. The data collected confirmed the presence of a well-defined gravity high anomaly. Gateway's geological interpretation indicates that northeasterly structures that control the West Leeville deposit, and several others, project onto the Carlin East property where they intersect the gravity anomaly. The Company is planning a program comprising detailed mapping and sampling followed by diamond drilling.

Gateway Gold Corp is a mineral exploration company with an experienced management team and a solid track record of exploration success. The Company is focused on the discovery and development of gold deposits in Nevada, currently with six active exploration projects.

ON BEHALF OF THE BOARD

"Michael D. McInnis"

Michael D. McInnis, P.Eng., President and CEO

For further information contact: Website: www.gatewaygold.com

Michael D. McInnis, President	Raju Wani, Investor Relations – Tel: 403.240.0555
Tel: 604.801.6040	Ron Cooper, Investor Relations – Tel: 604.986.0112

The TSX does not accept responsibility for the adequacy or the accuracy of this release.
Dr. Giles Peatfield, P.Eng. is an Independent Qualified Person for GTQ and has reviewed and approved the contents of this release.

Certain of the statements made and information contained herein is "forward- looking information" within the meaning of the Ontario Securities Act. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources, the geology, grade and continuity of mineral deposits, the possibility that future exploration results will not be consistent with the Company's expectations, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration activities and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Nevada will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

82-35017

Gateway Gold Corp.

Suite 906 - 595 Howe Street Vancouver BC Canada V6C 2T5
Tel: 604 801 6040 • Fax: 604 801 6075 • www.gatewaygold.com

NEWS RELEASE

GATEWAY ANNOUNCES AGM RESULTS AND NEW STOCK OPTION PLAN

June 5, 2007 **Symbol: GTQ -TSX**

Gateway Gold Corp. (the "Company") (GTQ-TSX) is pleased to announce that at the recent annual general meeting of the Company, Michael McInnis, James Robertson, Alvin Jackson, Louis G. Montpellier and Roman Friedrich were re-elected as directors of the Company. At the annual meeting, the (disinterested) shareholders also approved the adoption of a new stock option plan which, among other things, provides for a maximum number of common shares reserved for issuance expressed as a percentage, set at 20% of the number of shares issued and outstanding. As at the date of the information circular and the date hereof, 20% of the issued capital would be 6,541,234 common shares. The existing options that are outstanding under the current plan will be incorporated into the new plan and will be governed by the new plan.

The Company further announces that, pursuant to its new stock option plan accepted by the Toronto Stock Exchange on June 1, 2007, it has granted incentive stock options to certain directors, officers, employees and consultants of the Company to purchase up to 1,350,000 common shares at a price of $0.81 per share for a period of five years.

ON BEHALF OF THE BOARD

"Michael D. McInnis"

Michael D. McInnis, P.Eng., President and CEO

For further information contact:

Website: www.gatewaygold.com

Michael D. McInnis, President
Tel: 604.801.6040

Raju Wani, Investor Relations – Tel: 403.240.0555
Ron Cooper, Investor Relations – Tel: 604.986.0112

Dr. Giles Peatfield, P.Eng. is an Independent Qualified Person for GTQ and has reviewed and approved the contents of this release.

82-35017

GATEWAY GOLD CORP.

Suite 906 – 595 Howe Street
Vancouver, BC, V6C 2T5
Tel: 604.801.6040
Fax: 604.801.6075
website: www.gatewaygold.com

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

31 March 2007

Unaudited

MANAGEMENT COMMENT

These interim consolidated financial statements for the three months ended 31 March 2007 have been prepared by management and have not been subject to review by the Company's auditors.

Gateway Gold Corp. Statement 1

Interim Consolidated Balance Sheets

Canadian Funds
Unaudited

ASSETS		31 March 2007		31 December 2006
Current				
Cash	$	**4,766,139**	$	5,576,252
Amounts receivable		**24,483**		28,749
Prepaid expenses		**40,629**		57,476
		4,831,251		5,662,477
Reclamation Bond		**394,415**		398,104
Mineral Property Costs - *Schedule (Note 4)*		**24,276,527**		23,524,755
Property, Plant and Equipment *(Note 5)*		**379,976**		81,269
	$	**29,882,169**	$	29,666,605

LIABILITIES				
Current				
Accounts payable and accrued liabilities				
- trade	$	**354,228**	$	72,811
- related parties		**-**		3,355
		354,228		76,166

SHAREHOLDERS' EQUITY				
Share Capital *(Note 6)*		**31,776,959**		31,636,010
Contributed Surplus *(Note 6c)*		**5,189,090**		5,115,435
Deficit - *Statement 2*		**(7,438,108)**		(7,161,006)
		29,527,941		29,590,439
	$	**29,882,169**	$	29,666,605

Commitments ***(Note 10)***

ON BEHALF OF THE BOARD:

"Michael D. McInnis"
_________________________, Director

"James Robertson"
_________________________, Director

- See Accompanying Notes -

Gateway Gold Corp. Statement 2

Interim Consolidated Statements of Loss and Deficit

For the Three Months Ended 31 March
Canadian Funds
Unaudited

		2007		2006
Expenses (Income)				
Amortization	$	**4,739**	$	5,725
Consulting fees		**7,688**		175
Foreign exchange loss (gain)		**6,996**		(876)
General exploration		**8,593**		-
Management fees *(Note 7a)*		**15,000**		47,000
Office recoveries		**(12,000)**		(12,000)
Office, rent and miscellaneous		**34,171**		25,125
Professional fees		**34,408**		20,695
Promotion and public relations		**57,006**		96,846
Salaries and wages *(Note 7a)*		**58,030**		28,145
Stock-based compensation *(Note 6e)*		**83,079**		170,414
Stock exchange and filing fees		**15,182**		17,286
Telephone and facsimile		**3,196**		2,530
Transfer agent and shareholder information		**4,185**		10,486
Travel and accommodation		**5,617**		19,623
Loss for the Period Before the Under-Noted		**325,890**		431,174
Interest income		**(48,788)**		(13,969)
Loss for the Period		**277,102**		417,205
Deficit – beginning of period		**7,161,006**		6,055,507
Deficit - End of Period	$	**7,438,108**	$	6,472,712
Loss per Share - Basic and Diluted	$	**0.01**	$	0.02
Weighted-Average Shares Outstanding		**32,648,059**		22,696,032

- See Accompanying Notes -

Gateway Gold Corp. Statement 3

Interim Consolidated Statements of Cash Flows

For the Three Months Ended 31 March

Canadian Funds

Unaudited

		2007		2006
Operating Activities				
Loss for the period	$	(277,102)	$	(417,205)
Items not affecting cash				
Amortization		4,739		5,725
Stock-based compensation		83,079		170,414
		(189,284)		(241,066)
Net change in non-cash working capital				
Amounts receivable		4,266		(6,132)
Prepaid expenses		16,847		949
Accounts payable and accrued liabilities				
- trade		637		16,487
- related parties		(3,355)		1,301
		(170,889)		(228,461)
Investing Activities				
Reclamation bonds		3,689		(1,282)
Mineral property costs		(405,967)		(585,129)
Property, plant and equipment		(303,446)		(809)
		(705,724)		(587,220)
Financing Activities				
Share capital issued for cash		66,500		-
Share subscriptions received		-		5,270,787
		66,500		5,270,787
Increase (Decrease) in Cash		(810,113)		4,455,106
Cash position - beginning of period		5,576,252		2,633,899
Cash Position - End of Period	$	4,766,139	$	7,089,005

Supplementary Disclosure of Non-Cash Investing and Financing Transactions

Shares issued for mineral properties	$	24,000	$	-
Increase (decrease) in mineral property accounts payable	$	280,780		(286,836)
Fair value of stock options exercised	$	50,449	$	-
Stock-based compensation recorded as mineral property costs	$	41,025	$	53,529

- See Accompanying Notes -

Gateway Gold Corp. Schedule

Interim Consolidated Schedules of Mineral Property Costs

For the Three Months Ended 31 March

Canadian Funds

Unaudited

		2007		2006
Big Springs, Nevada				
Camp and general	$	61,583	$	23,401
Consulting		8,377		14,019
Drilling		-		5,768
Environmental and permitting		61,473		34,120
Geochemical		4,630		5,019
Geological		49,938		90,601
Helicopter		-		2,661
Project management		18,585		10,986
Remediation		423,770		-
Roadwork		-		3,383
Staking		-		1,386
Stock-based compensation *(Note 6e)*		4,102		26,765
Surveying		-		475
Transportation		8,981		14,593
		641,439		233,177
Dorsey Creek, Nevada				
Camp and general		-		2,134
Consulting		-		5,339
Drilling		-		2,472
Environmental and permitting		-		5,584
Geological		-		3,531
Stock-based compensation *(Note 6e)*		-		5,353
Surveying		-		217
Transportation		-		1,186
		-		25,816
Golden Dome, Nevada				
Camp and general		2,634		5,055
Consulting		1,757		3,431
Environmental and permitting		724		16,966
Geochemical		3,683		-
Geological		8,970		6,216
Helicopter		-		2,661
Project management		4,350		10,986
Staking		-		1,386
Stock-based compensation *(Note 6e)*		16,410		13,382
Surveying		-		215
Transportation		702		2,746
		39,230		63,044
Balances Carried Forward	$	680,669	$	322,037

Interim Consolidated Schedules of Mineral Property Costs

For the Three Months Ended 31 March

Canadian Funds

Unaudited

	2007	2006
Balances Brought Forward	$ 680,669	$ 322,037
Island Mountain, Nevada		
Camp and general	-	860
Environmental and permitting	-	5,843
Geochemical	158	-
Transportation	-	1,017
	158	7,720
Jack Creek, Nevada		
Camp and general	-	29
Geological	-	262
	-	291
Mac Ridge, Nevada		
Camp and general	228	1,375
Consulting	-	6,650
Geological	3,211	5,720
Stock-based compensation *(Note 6e)*	8,205	8,029
	11,644	21,774
Carlin East, Nevada		
Acquisition costs	3,204	-
Camp and general	3,769	-
Consulting	3,515	-
Geophysical	4,452	-
Option payments *(Notes 4c and 6b)*	24,000	-
Staking	7,467	-
Stock-based compensation *(Note 6e)*	12,308	-
Transportation	586	-
	59,301	-
Costs for the Period	751,772	351,822
Costs - beginning of period	23,524,755	15,831,942
Costs - End of Period	$ 24,276,527	$ 16,183,764

- See Accompanying Notes -

1. Nature of Operations and Basis of Presentation

The Company was incorporated and commenced operations on 1 May 2002 as Gateway Resources Ltd. On 18 October 2002, the Company changed its name to Gateway Gold Corp. The Company is engaged in the exploration and development of mineral properties. Unless otherwise noted, all amounts presented in these financial statements are expressed in Canadian dollars.

2. Significant Accounting Policies

a) Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Gateway Gold (USA) Corp., which has been accounted for using the purchase method.

b) Basis of Presentation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the Company's consolidated financial statements including the notes thereto for the year ended 31 December, 2006.

c) Financial Instruments

Effective 1 January 2007, the Company adopted the recommendations of CICA Handbook Section 3855, *Financial Instruments – Recognition and Measurement,* Section 1530, *Comprehensive Income* and Section 3865, *Hedges*. These sections provide guidance on the recognition and valuation of certain types of financial instruments. The adoption of these new standards had no significant effect on these financial statements.

3. Financial Instruments

The Company's financial instruments consist of cash, amounts receivable, reclamation bonds and accounts payable and accrued liabilities, some of which are denominated in U.S. dollars and are subject to fluctuations in foreign exchange rates. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

4. Mineral Property Costs

a) By an agreement dated 23 December 2002, the Company purchased a 100% interest in certain mineral claims located in the Jerritt Canyon area of Nevada, USA. Consideration for the purchase is a cash payment of $10,000 (paid) and a staged issuance of shares from treasury in tranches of 200,000 shares beginning on 17 June 2003, and thereafter every twelve months until a total of 1,000,000 shares have been issued. To 31 March 2007, the Company has issued 800,000 shares. In addition, the Company must incur $70,000 in expenditures on the properties each year (incurred to date) until the share issuances are completed.

The properties are subject to net smelter return royalties of 2% - 3%. Beginning on the seventh anniversary of the agreement, the Company must pay annual advance royalty payments of $100,000.

The Company has signed an agreement with a former operator of the Big Springs project to acquire technical information on the property. The Company issued 60,000 shares to the former operator and has agreed to issue an additional 120,000 shares upon commencement of commercial production at Big Springs.

b) The Company has additional claims comprising the Jack Creek, Dorsey Creek, and Mac Ridge properties. The Mac Ridge claims and several of the Dorsey Creek claims lie within the area of interest covered by the 23 December 2002 Big Springs agreement. The Company has granted an arms length party the option to earn up to a 70% interest in the Jack Creek property by incurring US$1,000,000 in exploration expenditures before 1 March 2009.

c) The Company has signed an agreement to acquire a 100% interest in mineral claims comprising the Carlin East property. At its option, the Company may earn its interest by completing cash payments and share issuances to the optionors and minimum exploration expenditures as follows:

	Cash Payment U.S. Funds	Shares	Exploration Expenditures U.S. Funds
Upon signing of the agreement *(paid)*	$ 25,000	-	$ -
Upon regulatory approval *(issued)*	-	30,000	-
On or before 30 November 2007	50,000	40,000	250,000
On or before 30 November 2008	75,000	50,000	250,000
On or before 30 November 2009	100,000	50,000	500,000
On or before 30 November 2010	100,000	100,000	1,000,000
On or before 30 November 2011	100,000	100,000	1,000,000
	$ 450,000	370,000	$ 3,000,000

The property is subject to a net smelter return royalty of 2% or 3%, depending on the price of gold. Beginning on the seventh anniversary of the agreement, the Company must pay annual advance royalty payments of $150,000. Subject to certain conditions, should the Company confirm a resource of at least 500,000 ounces of gold on the property, it will be required to issue an additional 630,000 shares to the optionor.

4. Mineral Property Costs - *Continued*

d) Details of cumulative expenditures are as follows:

	Acquisition	Exploration	Total 31 March 2007	Total 31 December 2006
Mineral Properties, Nevada, USA				
Big Springs	$ 200,024	$ 13,602,984	**$ 13,803,008**	$ 13,161,569
Dorsey Creek	-	2,438,391	**2,438,391**	2,438,391
Golden Dome	275,099	4,595,029	**4,870,128**	4,830,898
Island Mountain	209,502	2,161,786	**2,371,288**	2,371,130
Jack Creek	128,725	141,466	**270,191**	270,191
Mac Ridge	20,412	328,998	**349,410**	337,766
Carlin East	65,124	108,987	**174,111**	114,810
	$ 898,886	$ 23,377,641	**$ 24,276,527**	$ 23,524,755

5. Property, Plant and Equipment

Details are as follows:

	Cost	Accumulated Amortization	31 March 2007 Net Book Value	31 December 2006 Net Book Value
Furniture and fixtures	$ 87,747	$ 40,703	**$ 47,044**	$ 49,520
Computer equipment	46,060	27,876	**18,184**	19,251
Field equipment	15,399	6,411	**8,988**	9,461
Leasehold improvements	6,509	3,797	**2,712**	3,037
Land	303,048	-	**303,048**	-
	$ 458,763	$ 78,787	**$ 379,976**	$ 81,269

6. Share Capital

a) Authorized share capital consists of an unlimited number of common shares without par value.

b) Issued and outstanding:

	31 March 2007		31 March 2006	
	Number	**Amount**	Number	Amount
Balance – beginning of period	**32,486,170**	**$ 31,636,010**	22,696,032	$ 20,258,145
Issued and fully paid:				
Property shares *(Note 4c)*	**30,000**	**24,000**	-	-
Exercise of options	**190,000**	**66,500**	-	-
Fair value of options exercised *(Note 6c)*	**-**	**50,449**	-	-
Balance – end of period	**32,706,170**	**$ 31,776,959**	22,696,032	$ 20,258,145

c) **Contributed Surplus**
Details are as follows:

	2007	2006
Balance - beginning of period	**$ 5,115,435**	$ 4,324,326
Stock-based compensation *(Note 6e)*	**124,104**	223,943
Fair value of stock options exercised in period *(Note 6e)*	**(50,449)**	-
Balance - end of period	**$ 5,189,090**	$ 4,548,269

6. Share Capital - *Continued*

d) Stock Options

Details of stock option activities are as follows:

	2007	2006
Balance - beginning of period	**4,357,250**	3,512,250
Granted	**-**	680,000
Exercised	**(190,000)**	-
Balance - end of period	**4,167,250**	4,192,250

At 31 March, the Company had stock options outstanding as follows:

	Grant Date	2007	2006	Exercise Price	Expiry Date
Directors and officers	6 January 2003	735,000	735,000	$ 0.35	17 June 2008
Consultants	6 January 2003	-	100,000	$ 0.35	17 June 2008
Director	26 March 2003	-	90,000	$ 0.35	17 June 2008
Directors, officers, employees	30 July 2003	172,250	172,250	$ 1.12	30 July 2008
Consultant	30 July 2003	125,000	125,000	$ 1.12	30 July 2008
Directors and officers	29 September 2003	695,000	695,000	$ 2.09	29 September 2008
Consultant	29 September 2003	100,000	100,000	$ 2.09	29 September 2008
Director	30 April 2004	125,000	125,000	$ 2.04	30 April 2009
Employees and consultants	30 June 2004	195,000	195,000	$ 2.12	30 June 2009
Directors, officers, employees	15 July 2004	1,000,000	1,000,000	$ 2.15	15 July 2009
Consultant	9 November 2004	75,000	75,000	$ 1.35	9 November 2009
Consultant	19 January 2005	50,000	50,000	$ 1.50	19 January 2010
Consultant	11 August 2005	50,000	50,000	$ 1.31	11 August 2010
Employees and consultants	28 February 2006	680,000	680,000	$ 1.49	28 February 2011
Directors, officers, employees	30 May 2006	165,000	-	$ 1.40	30 May 2011
		4,167,250	4,192,250		

The outstanding options have a weighted-average exercise price of $1.57 and the weighted-average remaining life of the options is 2.24 years. As at 31 March 2007, 3,829,750 (2006 – 3,528,500) of these options had vested.

e) Stock-Based Compensation

For the periods ended 31 March, the Company issued stock options to its directors, officers and employees and recognized stock-based compensation as follows:

	2007	2006
Total options granted	-	680,000
Average exercise price	$ -	$ 1.49
Estimated fair value of compensation	$ -	$ 772,244
Estimated fair value per option	$ -	$ 1.14

The fair value of the stock-based compensation to be recognized in the accounts has been estimated using the Black-Scholes Option-Pricing Model with the following weighted-average assumptions:

	2007	2006
Risk-free interest rate	-	4.06%
Expected dividend yield	-	0.00%
Expected stock price volatility	-	100%
Expected option life in years	-	5.00

6. **Share Capital** - *Continued*

e) **Stock-Based Compensation** - *Continued*

The company has recorded stock-based compensation for the options that vested during the period as follows:

		2007		2006
Number of options vested in period		**118,125**		356,875
Stock-based compensation expense	**$**	**83,079**	$	170,414
Capitalized to mineral properties		**41,025**		53,529
Total compensation recognized for the period		**124,104**		223,943
Transfer to share capital – options exercised *(i)*		**(50,449)**		-
Net addition to contributed surplus for the period	**$**	**73,655**	$	223,943

(i) During the period, 190,000 options (2006 – nil) were exercised for which the related fair value has been recorded as share capital in these financial statements.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimated, and therefore it is management's view that the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock option grants.

f) **Warrants**

Details of share purchase warrant activities are as follows:

	2007	2006
Balance - beginning of period	**5,215,069**	-
Issued	-	-
Exercised	-	-
Forfeited	-	-
Balance - end of period	**5,215,069**	-

At 31 March, the Company had share purchase warrants outstanding to purchase common shares as follows:

2007	2006	Exercise Price	Expiry Date
2,755,736	-	$ 1.60	10 April 2007
39,333	-	$ 1.60	10 April 2007
2,000,000	-	$ 1.60	21 April 2007
280,000	-	$ 1.25	28 April 2007
140,000	-	$ 1.60	21 April 2007
5,215,069	-		

All of the outstanding warrants expired unexercised subsequent to 31 March 2007.

7. Related Party Transactions

During the period, the Company conducted transactions with related parties, not otherwise disclosed in these financial statements, as follows:

a) paid or accrued $49,500 (2006 - $58,500) in management fees and salaries to directors and companies controlled by directors. Effective 1 March 2006, a paid director who was being paid as a consultant became an employee of the Company;

b) paid or accrued $12,923 (2006 - $20,716) in legal fees and disbursements to a law firm, a partner of which is a director of the Company;

c) paid or accrued $120 (2006 - $850) in consulting fees to parties related to directors;

d) received $12,000 (2006 - $12,000) in office rent and expense recoveries from a company with directors in common.

The above transactions were conducted in the normal course of operations and were measured at the exchange amount, which is the amount of consideration agreed upon between the Company and the related parties.

8. Income Taxes

The Company operates in Canada and the United States and is subject to varying rates of taxation. In addition, the Company has various non-capital tax losses and deferred exploration expenditures that are available for carry forward to reduce taxable income of future years. Details of income tax expense for the periods ended March 31 are as follows:

	2007	2006
Loss before income taxes for accounting purposes	**$ (277,102)**	$ (417,205)
Adjustments for differences between accounting and taxable income:		
Amortization	**3,916**	5,133
Stock-based compensation	**83,079**	170,414
Non-deductible and other items	**(101,629)**	(45,384)
Consolidated loss for tax purposes	**(291,736)**	(287,042)
Tax rate	**34.1%**	34.1%
Expected tax recovery for the period	**(99,482)**	(97,881)
Increase (decrease) in taxes due to:		
Foreign income at different tax rates	**52**	-
Current valuation allowance	**99,430**	97,881
Tax recovery for the period	**$ -**	$ -

8. Income Taxes - *Continued*

Future income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future income tax assets as at 31 December 2006 are as follows:

Non-capital loss carry-forwards	$ 2,381,743
Mineral property expenditures	6,183,853
Property, plant and equipment	45,607
Other	263,575
	8,874,778
Valuation allowance	(8,874,778)
	$ -

The Company's Canadian non-capital loss carry-forwards expire between 2009 and 2016 while the Canadian exploration expenditures may be carried forward indefinitely. The losses and exploration expenditures available to the Company in the U.S. begin to expire in 2022.

9. Segmented Information

The Company's only business activity is the exploration for and development of mineral reserves. This activity is carried out primarily in the United States. The breakdown by geographic region is as follows:

31 March 2007	Canada	United States	Consolidated
Segment revenue	$ -	$ -	$ -
Segment operating income (loss)	$ (258,621)	$ (18,481)	$ (277,102)
Capital expenditures	$ 398	$ 1,054,820	$ 1,055,218
Identifiable assets	$ 4,419,110	$ 25,463,059	$ 29,882,169

31 March 2006	Canada	United States	Consolidated
Segment revenue	$ -	$ -	$ -
Segment operating income (loss)	$ (382,159)	$ (35,046)	$ (417,205)
Capital expenditures	$ 809	$ 351,822	$ 352,631
Identifiable assets	$ 7,055,968	$ 16,679,187	$ 23,735,155

10. Commitments

a) The Company has entered into a five-year lease agreement for office premises. Minimum future annual lease payments (based on 2006 operating costs) are as follows:

Fiscal Year		Amount
2007	$	70,657
2008		73,573
2009		25,010
	$	169,240

b) The Company has management services agreements with two of its directors that call for an aggregate of $16,500 per month. One contract is for a rolling three-year term that renews automatically each year, unless otherwise terminated or altered by mutual consent. Should the Company terminate this contract without cause, it would become liable for the total amount payable under the contract for the remaining term. The second contract calls for severance obligations equal to 12 months of remuneration plus one additional month of remuneration for every year of service to the date of termination.

82-35017

Gateway Gold Corp.
Interim Management Discussion and Analysis
For the Three-Month Period Ended March 31, 2007

Dated May 14, 2007

Management's Discussion and Analysis ("MD&A") supplements, but does not form part of, the unaudited consolidated financial statements of the Company and the notes thereto for the three months ended March 31, 2007. Consequently, the following discussion and analysis of the financial condition and results of operations for Gateway Gold Corp. ("Gateway" or the "Company") should be read in conjunction with the unaudited consolidated financial statements for the three months ended March 31, 2007 and related notes therein, which have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied. Additional information can be found on SEDAR at www.sedar.com.

GENERAL

Gateway Gold Corp. is a mineral resource company exploring for metallic minerals including precious metals. Through its wholly-owned subsidiary, Gateway Gold (USA) Corp., the Company holds an agreement (the "Big Springs" agreement) for a 100% interest in the Big Springs, Island Mountain, and Golden Dome properties. The properties are located in Elko County in the Jerritt Canyon area of northeast Nevada, USA.

The Big Springs agreement requires the Company to issue a total of 1,000,000 common shares to the vendors over a four-year period. A net smelter return royalty of between 2 and 3% is also payable on any production from the properties. The Company has met all expenditure requirements to date, and has issued 800,000 common shares to the vendors. The Company has also staked the Dorsey Creek and Jack Creek properties to the southwest of the Big Springs property, and is exploring the Mac Ridge property, which is to the southeast of Big Springs. Parts of the Mac Ridge and Dorsey Creek properties lie within the areas of interest under the Big Springs agreement.

The Company has also signed an agreement whereby it was granted the option to acquire a 100% interest in the Carlin East property. The Company has paid US$25,000 and issued 30,000 shares to the optionor. To earn its interest, the Company must make additional cash payments of US$425,000, issue an additional 340,000 shares, and incur exploration expenditures of US$3,000,000 over the next five years. The property is subject to a net smelter return royalty of 2% or 3%, depending on the price of gold. The agreement also provides that, subject to certain conditions, should the Company confirm a resource of at least 500,000 ounces of gold on the property, it will be required to issue an additional 630,000 shares to the optionor.

MINERAL EXPLORATION

On the **Big Springs** property, drilling from 2003 to 2005 encountered significant gold intersections in several different zones. These intercepts demonstrated that the mineralized zones have continuity and that the grades are in a range that could be potentially economic. In late 2005, Gustavson Associates LLC of Boulder, CO were commissioned to provide an estimate of the gold resource within the various zones.

In January 2006, Gustavson Associates completed a global resource estimate for the Big Springs, Mac Ridge, and Dorsey Creek projects. The resource estimate was based on the Company's drill hole database and on a database of nearly 2,000 holes acquired from AngloGold North America and its predecessors who were the previous operators.

The results of this estimate are considered to be in the inferred category and are summarized in the following table:

Table 1-1	Summary of Inferred Resources - Big Springs			
Cutoff Grade opt Gold	**Total Tons**	**Average Grade (opt)**	**Average Grade (g/t)**	**Contained Ounces Gold**
0.300	468,000	0.450	15.43	211,000
0.250	616,000	0.406	13.92	250,000
0.200	914,000	0.345	11.83	315,000
0.150	1,534,000	0.274	9.39	420,000
0.100	2,992,000	0.198	6.79	592,000
0.050	8,353,000	0.113	3.87	944,000
0.025	15,415,000	0.078	2.67	1,195,000

Note: opt = ounces of gold per ton and 1 opt = 34.286 grams per metric tonne (g/t)

The "Technical Report on the Big Springs, Mac Ridge and Dorsey Creek Mineral Properties, Independence Mountains District, Elko County, Nevada, U.S.A." by G.R. Peatfield, Ph.D., and J.W. Rozelle, P.G., for Gateway Gold Corp., dated 14 March 2006 is available on SEDAR and at the Company's website.

Nineteen holes totaling 11,523 feet (3,512 metres) were drilled in 2006 of which two were terminated before completion due to technical difficulties. Of the seventeen holes that were completed to target depth, thirteen of those report one or more intervals grading 1.0 g/t or greater over a minimum drilled intercept of 5 feet (1.5 metres). Gold grades range from 1.01 g/t to 7.13 g/t over drilled intervals ranging from 5 feet to 75 feet (1.5 to 22.9 metres). Ten of the thirteen holes have multiple mineralized intervals.

During the first quarter of 2007, program planning was undertaken which will include further engineering studies for the Big Springs resource and remedial work was undertaken with respect to a deep drill hole which appeared to have intersected a subterranean cavity, resulting in unexpected surface drainage.

The **Golden Dome** property, located about 5 kilometres south of the Big Springs property and 8 kilometres north of the Jerritt Canyon Mine is overlain by a thin veneer of glacial overburden. Interpretation of technical data suggests that the same geologic situation that hosts the Jerritt Canyon orebodies underlies the overburden at Golden Dome. Work completed since 2004 includes geophysical surveying, geochemical sampling and seventeen drill holes. Fourteen holes encountered Lower Plate rocks beginning approximately 400 to 600 metres below surface. All of the holes contain strongly anomalous gold and arsenic values in Lower Plate rocks or within structural zones in the Upper Plate rocks. These results are considered highly encouraging in that they may reflect leakage from a Carlin style gold deposit at depth.

The company is planning a drill program of at least 10 holes to test structural intersections within the Lower Plate for the presence of gold deposits.

The **Mac Ridge** property lies immediately east of the Big Springs claim group and was the location of the first mining in the Big Springs area from a small pit near the top of the ridge.

One of the most exciting developments for the Company in 2005 was the discovery at Mac Ridge of significant gold at surface in Lower Plate rocks at the Lower Mac prospect. The prospect is approximately 1,500 metres east of the former Mac Ridge pit. The gold-bearing outcrop was discovered by prospecting within gold-in-soil geochemical anomalies.

Follow-up work carried out during the 2006 program comprised geological mapping, soil and rock sampling and hand trenching. The geologic mapping established the presence of a thick section of the

Hanson 2 Formation over a distance of at least 1,500 metres. The Hanson 2 Formation is part of the Lower Plate rocks and is the principal host for the gold deposits in the Jerritt Canyon district.

Results from the 2006 soil geochemical sampling produced several new gold-in-soil anomalies. Prospecting within these anomalies discovered two new altered outcrops of Lower Plate rocks, which have been sampled. Assays are pending on these samples.

Four trenches were hand-dug within two of the gold-in-soil anomalies. The first trench returned an average of 2.16 g/t over 60 feet (18.3 metres). The second trench, 900 feet (274 metres) to the northwest of the first trench, returned 0.438 g/t gold over 25 feet (7.6 metres) including 5 feet (1.5 metres) at 1.1 g/t. Trench 3 returned 1.79 g/t over 25 feet (7.6 metres) and Trench 4 had 0.98 g/t over 10 feet (3 metres).

The Company is planning a 20 hole drill program to test these gold-bearing outcrops.

In 2006, the Company acquired the **Carlin East** ("CE") property located in Nevada's Carlin Trend, arguably one of the most prolific gold districts in the world. The property comprises 108 claims and lies about 5 kilometres east of the Betze-Post deposit. The acquisition was based on compelling technical data suggesting that the CE property is underlain at prospective depths by permissive Lower Plate rocks. Lower Plate rocks host most of the major gold deposits in the Carlin Trend.

In late 2006, a ground-based gravity survey was undertaken over part of the property before being terminated due to weather conditions. The data collected indicates the presence of a gravity high which supports the hypothesis that the project area is underlain by prospective Lower Plate rocks.

In 2007, the Company is planning further gravity surveying, mapping and rock sampling. At least one hole will be drilled for stratigraphic purposes.

At the **Dorsey Creek** property, located 3 kilometres south-west of Big Springs, several anomalous areas delineated by the integration of geology, geochemistry and geophysics were drill-tested in 2004 and 2005. Six of the twelve holes drilled in the two programs encountered anomalous gold-arsenic-antimony mineralization over thick intervals. The anomalous gold grades encountered to date confirm that the large gold system identified by surface work continues to depth. One deep drill hole was completed in 2006, but did not return any significant gold values. The Company plans to seek a partner on this property.

The **Jack Creek** property originally comprised some 300 claims and is located immediately south-west of the Dorsey Creek property. Surface investigation of these areas was carried out and as a result the claim block was reduced to 53 claims in size. The company has entered into an option agreement whereby the optionees may earn up to a 70% interest in the property by incurring US$1,000,000 in exploration expenditures before March 1, 2009. The optionees are planning a detailed mapping program over the claims followed by a deep drilling campaign in 2007.

The **Island Mountain** property is a low grade, gold prospect located about 20 kilometres north-east of the Big Springs property. The Company plans to seek a partner on this property.

FINANCIAL RESULTS OF OPERATIONS

All of the financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles, applied on a consistent basis.

FINANCIAL DATA FOR THE LAST EIGHT QUARTERS

Three Months Ended	Mar-07	Dec-06	Sep-06	Jun-06	Mar-06	Dec-05	Sep-05	Jun-05
Total Revenues	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
Loss before stock-based compensation expense	$194,023	$101,306	$131,291	$171,006	$246,791	$187,061	$166,489	$146,248
Stock-based compensation	$83,079	$83,079	$94,545	$107,067	$170,414	$460,888	$275,362	$265,429
Loss for the quarter	$277,102	$184,385	$225,836	$278,073	$417,205	$647,949	$441,851	$411,677
Loss per share	$0.01	$0.01	$0.01	$0.01	$0.02	$0.03	$0.02	$0.02

Results for the Company's first quarter ending in March include the costs of the Company's annual filings, preparation of annual general meeting materials, and increased investor relations costs, which are not experienced in the other quarters, therefore, the loss for this quarter is traditionally higher than for the other quarters. The Company earned higher interest on excess cash on hand during fiscal 2007 and 2006 than in fiscal 2005. Interest income increased in the second quarter of 2006 due to the completion of private placements that increased the Company's cash position by $11,267,800. The Company experienced lower consulting fee expense in the quarter ending December 31, 2006 due to a one-time expense incurred in the fourth quarter of 2005 that was not experienced in 2006. These factors primarily address the reduction in the loss before stock-based compensation for the quarters presented.

Stock-based compensation is recognized as stock options vest, which varies due to the timing of the vesting provisions of the various stock option grants that the Company has made. The number of options that vested was higher in the quarter ended December 31, 2005 than in the other quarters presented. The overall decrease in stock-based compensation over the quarters presented reflects the general reduction in stock option grants through 2005 and 2006, and the fact that options granted in fiscal 2003 and 2004, for the most part, became fully vested in 2005.

CURRENT QUARTER ANALYSIS

The Company's operations during the quarter produced a net loss of $277,102 or $0.01 per share compared to a net loss of $417,205 or $0.02 per share for the same quarter in 2006. As the Company has not owned any revenue-producing resource properties, no mining revenues have been recorded to date. The decrease in the loss from the same quarter of 2006 resulted from a general reduction in administrative costs, now that the Company has set up all of its administrative systems and offices, an increase in interest income, and a significant reduction in stock-based compensation expense.

The most notable decreases in general and administrative expenses for the quarter under review were in promotion and public relations, which decreased by $39,840, and travel and accommodation costs, which decreased by $14,006 compared to the same quarter in 2006. Interest income was higher in 2007 by $34,819 due to the additional funds on hand from the private placement that closed in the second quarter of 2006. Stock-based compensation expense decreased compared to the prior-year quarter due to the reduction in the number of options that vested during the quarters. The estimated expense totalled $83,079 for Q1 2007 compared to $170,414 for Q1 2006.

During the quarter, the Company continued its field work in Nevada, which included geological and geochemical work, remediation, environmental and permitting work, and technical compilation work on the properties. A total of $751,772 was spent on the properties during the current quarter, which includes $41,025 for stock-based compensation relating to geological personnel. This compares to $351,822 and $53,529, respectively, incurred in the same quarter of 2006. A detailed breakdown of the various exploration costs by property is included in the mineral property schedule in the Company's interim financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Gateway has no history of profitable operations and its mineral projects are at an early stage. Therefore, it is subject to many risks common to comparable companies, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources as well as a lack of revenues.

Working capital as at March 31, 2007 was $4,477,023 compared to $5,586,311 at December 31, 2006. The reduction for the quarter of $1,109,288 results from the cash cost of operations of $189,284 and the additional cash investments in long-term assets of $986,504 exceeding the $66,500 in proceeds received upon the exercise of stock options in the period. The resultant working capital is considered sufficient to meet the Company's administrative overhead and minimum property expenditure requirements for the next two years.

The Company has entered into a five-year lease agreement for office premises, effective May 1, 2004. The lease calls for minimum annual lease payments (based on 2006 operating costs) of $169,240 over the remaining term as follows:

Fiscal Year		Amount
2007	$	70,657
2008		73,573
2009		25,010
	$	169,240

The Company has management services agreements with two of its directors that call for an aggregate of $16,500 per month. One contract is for a rolling three-year term that renews automatically each year, unless otherwise terminated or altered by mutual consent. Should the Company terminate this contract without cause, it would become liable for the total amount payable under the contract for the remaining term. The second contract calls for severance obligations equal to 12 months of remuneration plus one additional month of remuneration for every year of service to the date of termination.

The Company has mineral expenditure requirements under its Big Springs property agreement, which calls for exploration expenditures of $70,000 per year. The Company has incurred all required expenditures to date. In addition, the agreement calls for advance royalty payments of $100,000 per year beginning in fiscal 2009. However, as the Company has the option to terminate this agreement if technical results from the properties do not warrant further exploration, these expenditure requirements are not firm commitments.

The Company also has mineral expenditure requirements under its Carlin East property agreement, which calls for cash payments of US$425,000 and exploration expenditures of US$3,000,000 over the next five years. During the coming fiscal year, the agreement calls for a cash payment of US$50,000 and exploration expenditures of US$250,000. In addition, the agreement calls for advance royalty payments of US$150,000 per year beginning in fiscal 2013. However, as the Company has the option to terminate this agreement if technical results from the properties do not warrant further exploration, these expenditure requirements are not firm commitments.

OUTSTANDING SHARE DATA

As at March 31, 2007 and the date hereof, the Company had 32,706,170 (diluted – 42,088,489) common shares issued and outstanding versus 32,486,170 (diluted – 42,058,489) at December 31, 2006. The increase in the share totals reflects the exercise of 190,000 stock options and the issuance of 30,000 shares under the Carlin East property agreement during the quarter. Subsequent to the period, a total of 5,215,069 share purchase warrants expired unexercised.

Actual future funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity and foreign exchange fluctuations. Management believes it will be able to raise equity capital as required in the long term, but recognizes the risks attached thereto. Historically the capital requirements of the Company have been met by equity subscriptions. Although the Company has been successful in the past in obtaining financing, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing may be favourable.

OFF-BALANCE SHEET ARRANGEMENTS

The Company had no off-balance sheet arrangements as at 31 March 2007 or the date hereof.

RELATED PARTY TRANSACTIONS

Material transactions with related parties during the quarter include management fees and salaries of $49,500 ($58,500 in 2006) paid to directors or companies controlled by directors. The Company currently relies heavily on its directors and officers to provide many of the services needed to manage its exploration and administrative activities. These amounts include payments to three directors for services

rendered in overseeing the Company's exploration activities, administrative functions, and regulatory and filing requirements. The Company currently has no employees on staff to manage some of these functions. The reduction in the 2007 expense is due to the resignation of a paid director late in the previous fiscal year. The Company also paid $12,923 ($20,716 in 2006) in legal fees and disbursements to a law firm, a partner of which is a director of the Company. The Company received $12,000 ($12,000 in 2006) for the provision of rent and office services to a Company related by certain directors in common.

CRITICAL ACCOUNTING ESTIMATES

Mineral Property Costs

The Company follows the method of accounting for its mineral interests whereby all costs related to acquisition, exploration and development are capitalized by project. These costs will be amortized against revenue from future production or written off if the interest is abandoned or sold. The amounts shown for mineral interests represent costs incurred to date, less recoveries, and do not necessarily reflect present or future values. The recoverability of amounts shown for mineral interests is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the projects, and on future profitable production or proceeds from the disposition thereof.

The operations of the Company may, in the future, be affected by changes in environmental regulations, including those for future reclamation and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the operation, net of expected recoveries

Stock-Based Compensation

The Company has adopted the recommendations of CICA Handbook Section 3870, *Stock-Based Compensation and Other Stock-Based Payments*, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The Company recognizes all stock-based awards made to employees and non-employees using the Black-Scholes Option-Pricing Model, a fair-value based method.

CHANGES IN ACCOUNTING POLICIES

Effective 1 January 2007, the Company adopted the recommendations of CICA Handbook Section 3855, *Financial Instruments – Recognition and Measurement,* Section 1530, *Comprehensive Income* and Section 3865, *Hedges*. These sections provide guidance on the recognition and valuation of certain types of financial instruments. The adoption of these new standards had no significant effect on the Company's financial statements.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial instruments consist of cash, GST and other amounts receivable, reclamation bonds and accounts payable. Cash and reclamation bonds earn interest at a market rates. The Company maintains most of its cash in Canadian dollars; however, the reclamation bonds are denominated in US dollars and are therefore subject to changes in fair value due to fluctuations in exchange rates. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

DISCLOSURE CONTROLS AND PROCEDURES

The Company has established disclosure controls and procedures to ensure that information disclosed in this MD&A and the related financial statements was properly recorded, processed, summarized and

reported to the Company's Board and Audit Committee. The Chief Executive Officer (CEO) and Chief Financial Officer (CFO) of the Company evaluated the disclosure controls and procedures for the fiscal year ended December 31, 2006. They were satisfied that the Company's disclosure controls and procedures were effective in providing reasonable assurance that material information was made known to them on a timely basis.

It should be noted that while the Company's CEO and CFO believe that the Company's disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

INTERNAL CONTROLS AND PROCEDURES

The CEO and CFO of the Company acknowledge that they are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. As at the end of the period covered by this management's discussion and analysis, management had designed and implemented internal controls and procedures as required by Canadian securities laws.

The Company evaluated the design of its internal controls and procedures over financial reporting for the fiscal year ended December 31, 2006. No material weakness in the design were identified. While management continues to review and refine its internal controls and procedures, there have been no changes in the Company's internal control procedures over financial reporting that occurred during the current quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

RISK FACTORS

Companies operating in the mining industry face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practical. Following are the risk factors most applicable to the Company:

INDUSTRY

Exploring and developing mineral resource projects bears a high potential for all manner of risks. Additionally, few exploration projects successfully achieve development due to factors that cannot be predicted or foreseen. Moreover, even one such factor may result in the economic viability of a project being detrimentally impacted such that it is neither feasible nor practical to proceed. The Company closely monitors its activities and those factors that could impact them, and employs experienced consulting, engineering, insurance and legal advisors to assist in its risk management reviews.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

METAL PRICES

At present the principal activity of the Company is the exploration and development of gold resource properties. The feasible development of such properties is highly dependent upon the price of gold. A sustained and substantial decline in commodity gold prices could result in the write-down, termination of exploration and development work or loss of its interests in identified resource properties. Although such prices cannot be forecasted with certainty, the Company carefully monitors factors that could affect gold commodity prices in order to assess the feasibility of its resource projects.

MANAGEMENT

Gateway is very dependent upon the personal efforts and commitments of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of Gateway could result, and other persons would be required to manage and operate the Company.

ENVIRONMENTAL

Exploration and development projects are subject to the environmental laws and regulations of the country within which the Company is conducting its operations. As such laws are subject to change, the Company carefully monitors proposed and potential changes, and ensures that it is and will be in strict compliance.

Various non-governmental organizations dedicated to environmental protection monitor, amongst others, the mining industry. These organizations have in the past commenced actions with the regulatory agencies or the courts to prevent or delay mining activities.

INVESTOR RELATIONS ACTIVITIES

With respect to public relations, the Company provides information from its corporate offices to investors and brokers directly.

FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act and Alberta Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development results will not be consistent with the Company's expectations, accidents, equipment breakdowns, title matters and surface access, labour disputes, the potential for delays in exploration activities, the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. Forward-looking information and forward-looking statements are in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Nevada will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking information or forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Respectfully submitted
On Behalf of the Board of Directors

"Michael D. McInnis"

Michael D. McInnis, P. Eng. President & CEO

82-35017

Form 52-109F2 – Certification of Interim Filings

I, **Michael P. Raftery,** Chief Financial Officer of **Gateway Gold Corp.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Gateway Gold Corp.** (the issuer) for the period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 15, 2007

"Michael P. Raftery"

Michael P. Raftery, Chief Financial Officer

82-35017

Form 52-109F2 – Certification of Interim Filings

I, **Michael D. McInnis,** Chief Executive Officer of **Gateway Gold Corp.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Gateway Gold Corp.** (the issuer) for the period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 15, 2007

"Michael D. McInnis"

Michael D. McInnis, Chief Executive Officer

82-35017

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

Gateway Gold Corp. (the "Company")
Suite 906, 595 Howe Street
Vancouver, BC V6C 2T5
Telephone No. (604) 801-6040

Item 2 Date of Material Change

State the date of the material change.

June 1, 2007

Item 3 News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

A news release was disseminated on June 5, 2007 to the Toronto Stock Exchange as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta and Ontario Securities Commissions.

Item 4 Summary of Material Change(s)

Provide a brief but accurate summary of the nature and substance of the material change.

On June 5, 2007, the Company announced that at the recent annual general meeting of the Company, the (disinterested) shareholders approved the adoption of a new stock option plan which, among other things, provides for a maximum number of common shares reserved for issuance expressed as a percentage, set at 20% of the number of shares issued and outstanding.

The Company further announced the granting of stock options in the amount of 1,350,000 common shares.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

The Company announced that at the recent annual general meeting of the Company, Messrs. Michael McInnis, James Robertson, Alvin William Jackson, Louis G. Montpellier and Roman Friedrich were re-elected as directors of the Company. At the annual meeting, the (disinterested) shareholders also approved the adoption of a new stock option plan which, among other things, provides for a maximum number of common shares reserved for issuance expressed as a percentage, set at 20% of the number of shares issued and outstanding. As at the date of the

information circular and the date hereof, 20% of the issued capital would be 6,541,234 common shares. The existing options which are outstanding under the current plan will be incorporated into the new plan and will be governed by the new plan.

The Company further announced that, pursuant to its new stock option plan accepted by the Toronto Stock Exchange on June 1, 2007, it has granted incentive stock options to certain directors, officers, employees and consultants of the Company to purchase up to 1,350,000 common shares at a price of $0.81 per share for a period of five years.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for that reliance.

Not applicable.

Item 7 Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

Not applicable.

Item 8 Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Michael D. McInnis, President and Chief Executive Officer
Telephone: 604-801-6040

Item 9 Date of Report

June 5, 2007

END